Martell Mason Work History

Experience

Sepia Coffee Project
CEO, Head Roaster
June 2021 - Present
Detroit, Michigan, United States

Arabica Trading House
Director of Purchasing & Sales
June 2017 - January 2021
Istanbul Turkey

Collaborative Coffee Source
Account Manager, Southern Europe & West Asia
May 2016 - May 2017
Oslo Norway